希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : kevin.chan@hysan.com.hk

Our Ref : SEC/KCH/USSEC/L274-05cin
Your Ref :

15 December 2005

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the following documents for your kind attention and records:-

(1) the Announcement in relation to Resignation of Independent non-executive Director, that was published in the Hong Kong newspapers on 14 December 2005; and

(2) the Announcement in relation to Continuing Connected Transactions – Lease Arrangement, that was published in the Hong Kong newspapers on 15 December 2005.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.

South China Morning Post (14 December 2005)

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Resignation of Independent non-executive Director

Hysan Development Company Limited (the "Company") announces that Mr. David Muir Turnbull has tendered resignation as Independent non-executive Director of the Company for personal reasons, such resignation to take effect from 12 December 2005.

The Board wishes to express its appreciation to Mr. Turnbull for his contributions to the Company during his tenure of service.

For the purpose of Rule 13.51(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board of Directors of the Company (the "Board") confirms that it is not aware of any disagreement between Mr. Turnbull and the Board nor any other matter that needs to be brought to the attention of shareholders of the Company.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 13 December 2005

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Continuing Connected Transaction
Lease Arrangement

On 14 December 2005, Kwong Wan Realty Limited ("Kwong Wan"), a wholly-owned subsidiary of Hysan Development Company Limited ("Hysan", Hysan and its subsidiaries are referred as "Hysan Group") and property owner of Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove") entered into a binding agreement with Atlas Corporate Management Limited ("Atlas"), in respect of lease arrangement of a unit in Bamboo Grove (the "Lease Agreement"). A formal tenancy agreement will be signed in early January 2006 pursuant to the terms and conditions of the binding agreement (collectively "the Lease").

Atlas is a wholly-owned subsidiary of Lee Hysan Estate Company, Limited ("Lee Hysan Estate"), which is a substantial shareholder of Hysan, holding 40.74% equity interest in Hysan. Accordingly, the Lease between Kwong Wan and Atlas constitutes continuing connected transaction under Rule 14A.14 of Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited. As each of the percentage ratios (other than the profit ratio) in respect of the Lease is less than 2.5% and annual consideration is less than HK$10 million, the transaction is only subject to reporting and announcement requirements and is exempt from independent shareholders' approval requirements under the Listing Rules.

The particulars of the Lease are set out below:–

Date of Lease Agreement	:	14 December 2005
Date of Formal Tenancy Agreement	:	Early January 2006
Parties to Lease Agreement	:	Kwong Wan Realty Limited as landlord Atlas Corporate Management Limited as tenant
Premises	:	Penthouse 01 on 29th and 30th Floors, Bamboo Grove, and Carparking Space Nos. 138 and 139, No. 82 Kennedy Road, Hong Kong
Term	:	2 years commencing from 16 January 2006
Annual consideration	:	HK$1,778,280

The annual consideration includes the rent and management fee but exclusive of rates, to be paid in cash in advance on a monthly basis. The maximum monthly basic rent specified in the Lease is determined on an arm's length basis based on prevailing market rates. Management fee is determined in accordance with on-going Hysan rates generally applicable to its portfolio. Where the unexpired term of the Lease is less than one year, the annual consideration will be calculated on a pro-rata basis.

GENERAL

The Hysan Group's principal businesses are property investment, management and development. Hysan Group has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Kwong Wan is a wholly-owned subsidiary of Hysan. The principal business of Kwong Wan is property investment.

Atlas is a wholly-owned subsidiary of Lee Hysan Estate, a substantial shareholder of Hysan, holding 40.74% equity interest in Hysan. Its principal business is provision of corporate management services.

REASONS FOR THE TRANSACTION

The Lease is entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The Directors (including Independent non-executive Directors) are of the view that the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the shareholders of Hysan and Hysan Group, and that it is entered into in the ordinary and usual course of business of Kwong Wan after due negotiations and on arm's length basis with reference to the prevailing market conditions.

REGULATORY ASPECTS

Atlas is a wholly-owned subsidiary of Lee Hysan Estate, which is a substantial shareholder of Hysan, holding 40.74% equity interest in Hysan. Accordingly, the Lease constitutes continuing connected transaction under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the Lease is on an annual basis less than 2.5% and annual consideration is less than HK$10 million, the transaction therefore falls under Rule 14A.34 of the Listing Rules and is only subject to reporting and announcement requirements and is exempt from the independent shareholders' approval requirements under the Listing Rules.

Particulars of the Lease will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By Order of the Board
Wendy W. Y. Yung
Company Secretary